Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31,
	2016	2015
	(In thousands, except ratio computation)
Pretax income before adjustment for noncontrolling interest	$12,204	$9,966

Add back:
Fixed charges	11,559	10,625
Distributed income of equity investees	58	8,740
Deduct:
Equity in earnings of equity investees	(109)	(2,660)
Capitalized interest	(204)	(266)
Earnings as Defined	$23,508	$26,405

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,302	$10,303
Capitalized interest	204	266
Interest portion of rent expense	53	56
Fixed Charges	11,559	10,625
Preferred share dividends	1,675	1,812
Combined Fixed Charges and Preferred Dividends	$13,234	$12,437

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.78	2.12